Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

IN U.S. DOLLARS

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$57,882	$88,754
Short-term deposits	2,159	-
Restricted cash	21,910	27,162
Trade receivables, (net of allowance for credit losses of $1,143 and $1,933 as of June 30, 2021 and December 31, 2020, respectively)	33,009	27,976
Contract assets	23,830	41,573
Inventories	29,644	31,304
Other current assets	22,508	16,637

Total current assets	190,942	233,406

LONG-TERM ASSETS:
Restricted cash	13	42
Severance pay funds	6,616	6,665
Deferred taxes	19,110	19,295
Operating lease right-of-use assets	4,338	4,879
Other long-term assets	8,691	7,797

Total long-term assets	38,768	38,678

PROPERTY AND EQUIPMENT, NET	76,584	77,172

INTANGIBLE ASSETS, NET	861	1,082

GOODWILL	43,468	43,468

Total assets	$350,623	$393,806

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$-	$4,000
Trade payables	19,705	20,487
Accrued expenses	48,359	46,387
Advances from customers and deferred revenue	23,881	26,244
Operating lease liabilities	1,800	1,911
Dividend payable	-	35,003
Other current liabilities	14,319	13,322

Total current liabilities	108,064	147,354

LONG-TERM LIABILITIES:
Accrued severance pay	6,959	7,136
Long-term advances from customers	4,184	1,890
Operating lease liabilities	2,584	2,985
Other long-term liabilities	118	631

Total long-term liabilities	13,845	12,642

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2021 and December 31, 2020; Issued and outstanding: 56,510,951 and 55,559,638 shares as of June 30, 2021 and December 31, 2020, respectively	2,705	2,647
Additional paid-in capital	928,874	928,626
Accumulated other comprehensive loss	(6,194)	(6,017)
Accumulated deficit	(696,671)	(691,446)

Total shareholders' equity	228,714	233,810

Total liabilities and shareholders' equity	$350,623	$393,806

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2021	2020
Revenue:
Products	$69,467	$48,209
Services	32,169	37,779

Total revenue	101,636	85,988

Cost of revenue:
Products	53,411	45,808
Services	19,153	21,706

Total cost of revenue	72,564	67,514

Gross profit	29,072	18,474

Operating expenses:
Research and development costs, net	15,660	13,301
Selling and marketing	10,468	8,650
General and administrative	6,938	7,791
Merger, acquisition and related litigation expenses, net	-	2,951

Total operating expenses	33,066	32,693

Operating loss	(3,994)	(14,219)

Financial expenses, net	(757)	(1,429)

Loss before taxes on income	(4,751)	(15,648)
Taxes on income	474	332

Net loss	(5,225)	(15,980)

Net loss per share:
Basic	$(0.09)	$(0.29)
Diluted	$(0.09)	$(0.29)

Weighted average number of shares used in computing loss per share:
Basic	56,269,941	55,499,300
Diluted	56,269,941	55,499,300

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Six months ended
	June 30,
	2021	2020

Net loss	$(5,225)	$(15,980)

Other comprehensive loss:
Foreign currency translation adjustments	(37)	(1,653)
Change in unrealized gain (loss) on hedging instruments, net	(135)	147
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	(5)	121

Total other comprehensive loss	(177)	(1,385)

Comprehensive loss	$(5,402)	$(17,365)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2019	55,493,258	$2,643	$927,348	$(5,048)	$(671,355)	$253,588

Stock-based compensation of options	-	-	707	-	-	707
Exercise of stock options	25,714	1	(1)	-	-	-
Net loss	-	-	-	-	(15,980)	(15,980)
Other comprehensive loss	-	-	-	(1,385)	-	(1,385)

Balance as of June 30, 2020	55,518,972	$2,644	$928,054	$(6,433)	$(687,335)	$236,930

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2020	55,559,638	$2,647	$928,626	$(6,017)	$(691,446)	$233,810

Stock-based compensation of options	-	-	306	-	-	306
Exercise of stock options	951,313	58	(58)	-	-	-
Net loss	-	-	-	-	(5,225)	(5,225)
Other comprehensive loss	-	-	-	(177)	-	(177)

Balance as of June 30, 2021	56,510,951	$2,705	$928,874	$(6,194)	$(696,671)	$228,714

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:

Net loss	$(5,225)	$(15,980)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,646	5,271
Capital loss from disposal of property and equipment	-	23
Stock-based compensation of options	306	707
Accrued severance pay, net	(128)	26
Deferred taxes, net	185	140
Decrease (increase) in trade receivables, net	(7,068)	18,364
Decrease (increase) in contract assets	17,743	(8,362)
Decrease (increase) in other assets	(4,009)	6,710
Decrease (increase) in inventories, net	1,774	(5,698)
Decrease in trade payables	(790)	(510)
Increase (decrease) in accrued expenses	1,693	(5,809)
Decrease in advances from customers and deferred revenue	(191)	(5,725)
Increase (decrease) in other liabilities	(194)	685

Net cash provided by (used in) operating activities	8,742	(10,158)

Cash flows from investing activities:

Purchase of property and equipment	(3,572)	(1,879)
Investment in short term deposits	(2,159)	-

Net cash used in investing activities	(5,731)	(1,879)

Cash flows from financing activities:

Dividend payment	(35,003)	-
Repayment of long-term loans	(4,000)	(4,096)

Net cash used in financing activities	(39,003)	(4,096)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(161)	(539)

Decrease in cash, cash equivalents and restricted cash	(36,153)	(16,672)
Cash, cash equivalents and restricted cash at the beginning of the period	115,958	101,969

Cash, cash equivalents and restricted cash at the end of the period (a)	$79,805	$85,297

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

		Six months ended June 30,
		2021	2020
Supplementary disclosure of cash flows activities:

(1)	Cash paid during the period for:

	Interest	$97	$195

	Income taxes	$243	$496

(2)	Non-cash transactions:

	Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$251	$349

	New operating lease assets obtained in exchange for operating lease liabilities	$419	$3,492

(a)	The following table provides a reconciliation of cash and restricted cash to amounts reported within the condensed interim consolidated balance sheets:

	June 30,
	2021	2020

Cash and cash equivalents	$57,882	$59,601
Restricted cash - Current	21,910	25,579
Restricted cash - Long-Term	13	117

Cash, cash equivalents and restricted cash at the end of the period	$79,805	$85,297

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1:-GENERAL

a.Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, high power Solid-State Power Amplifiers ("SSPAs"), Block Up Converters (“BUCs”) and Transceivers. The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer (“BOT”) contracts. In these BOT projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Company operates in three business segments consisting of Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects. Refer to Note 10 for additional information.

b.The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which the Company operates. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our IFC customers operate and has resulted in a significant reduction of our business with some of these customers. The Company has also experienced postponed and delayed orders in certain other areas of the Company’s businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company’s ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of the Company’s sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, the Company experienced a significant reduction in business since 2020. In the six months ended June 30, 2021 the Company’s revenue was $102 million, compared to $86 million in the comparable period of 2020 and to $122 million in the comparable period of 2019. While the Company expects that this public health threat will be eased by global vaccination and reduced restrictions on travel, it is still likely to continue to adversely impact the Company by its negative impact on the Company’s ability to generate revenue due to reduced end-market demand from IFC customers, governments and enterprises and the Company’s ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 and its Delta variant on the Company’s business, there can be no assurance that our Company’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

a.Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 8, 2021. The significant accounting policies applied in the Company’s audited 2020 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements, except for the policies noted in note 2d below.

b.Use of estimates:

The preparation of the condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed interim consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.Principles of consolidation:

The condensed interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

d.Recently adopted accounting standard:

On January 1, 2021, the Company adopted Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The adoption did not have a material impact on our condensed interim consolidated financial statements during the six months ended June 30, 2021.

e.Recently issued accounting pronouncements – not yet adopted:

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. The Company continues to monitor what impact the discontinuance of LIBOR or another reference rate will have on the Company’s contracts and other transactions.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 3:-INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2021	2020

Raw materials, parts and supplies	$8,986	$9,579
Work in progress and assembled raw materials	17,508	15,871
Finished products	3,150	5,854

	$29,644	$31,304

Inventory write-offs amounted to $2,386 and $1,405 during the six months ended June 30, 2021 and 2020, respectively.

NOTE 4:-PROPERTY AND EQUIPMENT, NET

Property and equipment, net are comprised of the following:

	June 30, 2021	December 31, 2020
Cost:

Buildings and land	$92,217	$91,908
Computers, software and electronic equipment	56,641	54,388
Network equipment	28,326	28,212
Office furniture and equipment	3,890	3,796
Vehicles	237	205
Leasehold improvements	4,010	4,010

	185,321	182,519
Accumulated depreciation	108,737	105,347

Depreciated cost	$76,584	$77,172

Depreciation expenses amounted to $4,425 and $5,055 in the six months ended June 30, 2021 and 2020, respectively.

NOTE 5:-DEFERRED REVENUE

Deferred revenue as of June 30, 2021 and December 31, 2020 was $7,264 and $10,607, respectively, and primarily relates to revenue that is recognized over time for service contracts. Approximately $4,761 of the balance as of December 31, 2020 was recognized as revenue during the six months ended June 30, 2021.

The balance of deferred revenue approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-DEFERRED REVENUE (Cont.)

All of the Company’s performance obligations in contracts with customers, other than large scale governmental projects (expected to be recognized over periods of approximately 8-12 years), principally relate to contracts with a duration of less than one year, and as such, the Company is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

For information regarding disaggregated revenue, please refer to note 10 (b).

NOTE 6:-COMMITMENTS AND CONTINGENCIES

a.Litigations:

In 2003, the Brazilian tax authority filed a claim against the Company's inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of June 30, 2021, the total amount of this claim, including interest, penalties and legal fees is approximately $ 6,836, of which approximately $ 776 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former manager were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure proceedings are barred due to the statute of limitations and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceedings due to the passage of the statute of limitations. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

In 2018, the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. The subsidiary was served as an interested third party in the proceeding and filed its objection and defenses. Following PRONATEL’s request, the Company's subsidiary continues to perform on these projects. Based on the advice of its legal counsel, the Company believes that the chances of success of plaintiffs in the proceeding seeking to cancel the bid are remote.

In addition, the Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-COMMITMENTS AND CONTINGENCIES (Cont.)

b.Guarantees:

As of June 30, 2021, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $94,960 including an aggregate of $91,107 on behalf of the Company’s subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has provided $20,351 of restricted cash to secure these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the above guarantees are performance and down payment guarantees for the Company's own activities, such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

c.Commitments:

During the six months ended June 30, 2021, the Company has not entered into any new commitments with material effect on the Company’s condensed interim consolidated financial statements.

NOTE 7:-DERIVATIVE INSTRUMENTS

The Company has entered into foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within 12 months.

During the six months ended June 30, 2021 and 2020, the Company recognized net loss related to the effective portion of its derivative instruments. The effective portion of the derivative instruments has been included as an addition of payroll expenses and other operating expenses in the condensed interim consolidated statement of income (loss) amounted to $48 and $121 in the six months ended June 30, 2021 and 2020, respectively.

The fair value of derivative instruments in the condensed interim consolidated balance sheets amounted to $15 and $42 as of June 30, 2021 and December 31, 2020, respectively.

The estimated net amount of the existing losses that are reported in accumulated other comprehensive loss as of June 30, 2021 that is expected to be reclassified into condensed interim consolidated statement of income (loss) within the next 12 months is $140.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except per share data)

NOTE 8:-SHAREHOLDERS' EQUITY

a.Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.Stock option plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2021, the Company's Board of Directors approved, in the aggregate, an increase of 7,355,112 shares to the number of shares available for grant under the 2008 Plan, bringing the total amount of shares available for grant to 8,355,112. As of June 30, 2021, an aggregate of 131,250 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan during the six months ended June 30, 2021 have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 11 of the Notes to Company’s consolidated annual financial statements for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Options granted to employees:

The fair value of the Company's stock options granted to employees for the six months ended June 30, 2021 and 2020 was estimated using the following weighted average assumptions:

	Six months ended June 30,
	2021	2020

Risk free interest	0.26%-0.6%	-
Dividend yields	0%	-
Volatility	41%-50%	-
Expected term (in years)	4.03-4.04	-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except per share data)

NOTE 8:-SHAREHOLDERS' EQUITY (Cont.)

A summary of employee and director option balances under the 2008 Plan as of June 30, 2021 and changes during the six months then ended are as follows:

	Number of options	Weighted- average exercise price (*)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (*)

Outstanding at January 1, 2021	2,776,778	$6.1	3	$4,142
Granted	2,002,500	$7.7
Exercised	(1,340,777)	$4.6
Forfeited	(593,750)	$8.1

Outstanding as of June 30, 2021	2,844,751	$7.5	4.8	$8,570

Exercisable as of June 30, 2021	304,543	$6.0	2.3	$1,274

(*) In January 2021 the Company distributed a cash dividend in the amount of $35,003 or $0.63 per share. All exercise prices were updated on a retrospective basis (See also Note 8(c)).

The weighted-average grant-date fair value of options granted to employees during the six months ended June 30, 2021 was $2.55. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2021 was $14,024.

c.Dividends:

In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

In April 2019, the Company distributed a cash dividend in the amount of $24,864 or $0.45 per share.

In November 2020 the Company distributed a cash dividend, in the amount of $19,999 or $0.36 per share.

In January 2021, the Company distributed a cash dividend, in the amount of $35,003 or $0.63 per share.

The Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-OTHER COMPERHENSIVE INCOME (LOSS)

The following table shows the changes of accumulated other comprehensive loss, for the six months ended June 30, 2021:

	Six months ended June 30, 2021
	Foreign currency translation adjustments	Unrealized losses on cash flow hedges	Total

Beginning balance	$(6,017)	$-	$(6,017)

Other comprehensive loss before reclassifications	(37)	(135)	(172)
Amounts reclassified from accumulated other comprehensive income	-	(5)	(5)

Net current-period other comprehensive loss	(37)	(140)	(177)

Ending balance	$(6,054)	$(140)	$(6,194)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

a.The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker. Segments are managed separately as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. The Company’s customers are service providers, satellite operators, mobile network operators, telecommunication companies, large enterprises and governments worldwide. In addition, it includes the Company’s network operation and managed networks and services in Peru.

Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions.

This segment provides solutions for land, sea and air connectivity, while placing a major focus on the high-growth market of IFC, with the Company’s unique leading technology as well as defense and homeland security activities.

Terrestrial Infrastructure Projects includes the Company's construction of fiber and wireless networks in Peru.

	Six months ended June 30, 2021
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenue	$56,127	$31,002	$14,507	$101,636
Cost of revenue	35,723	20,746	16,095	72,564

Gross profit (loss)	20,404	10,256	(1,588)	29,072

Research and development, net	4,700	10,960	-	15,660
Selling and marketing	7,639	2,810	19	10,468
General and administrative	3,931	2,302	705	6,938

Operating profit (loss)	4,134	(5,816)	(2,312)	(3,994)
Financial expenses, net				757
Loss before taxes				(4,751)
Taxes on income				474
Net loss				(5,225)

Depreciation and amortization Expenses	$2,379	$2,236	$31	$4,646

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Six months ended June 30, 2020
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenue	$44,790	$33,207	$7,991	$85,988
Cost of revenue	32,254	23,427	11,833	67,514

Gross profit (loss)	12,536	9,780	(3,842)	18,474

Research and development, net	4,180	9,121	-	13,301
Selling and marketing	6,326	2,304	20	8,650
General and administrative	4,842	2,185	764	7,791
Merger, acquisition and related litigation expenses, net	-	-	-	2,951

Operating loss	(2,812)	(3,830)	(4,626)	(14,219)
Financial expenses, net				1,429
Loss before taxes				(15,648)
Taxes on income				332
Net loss				(15,980)

Depreciation and amortization Expenses	$3,170	$2,061	$40	$5,271

b.Disaggregation of Revenue:

Following is a summary of revenue by geographic areas. Revenue attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended June 30,
	2021	2020

Latin America	$35,463	$30,185
Asia and Asia Pacific	24,807	9,279
United States	28,726	36,499
Europe	12,640	10,025

	$101,636	$85,988

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

c.The table below represents the revenue from major customers:

	Six months ended June 30,
	2021		2020

Customer A	18%		21%
Customer B	*	)	16%

*) Less than 10%

Customer A is located in Peru and Customer B is located in the United States.

NOTE 11:-RELATED PARTY BALANCES AND TRANSACTIONS

a.The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital and a representative of FIMI who sits on the Company’s Board of Directors also serves on C. Mer's board of directors.

b.In December 2015, the Company entered into a memorandum of understanding with Orbit Communication Systems Ltd., ("Orbit"), a publicly traded company (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. As of June 30, 2021, FIMI holds approximately 41.6% of Orbit’s share capital and representatives of FIMI serves on Orbit's board of directors.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 11:-RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

c.Transactions with the related parties:

	Six months ended June 30,
	2021	2020

Cost of revenue of products	$551	$58

Purchase of Inventory	$-	$110

d.Balances with the related parties:

	June 30,
	2021	2020

Trade payables	$491	$257

Accrued expenses	$113	$725